# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marine Products Corporation, CIK 0001129155
CUSIP: 568427108
Title of class of securities: Common Stock, $.10 Par Value
Address of issuer's principal executive offices: 2801 Buford Highway NE, Suite 300, Atlanta, Georgia (GA), 30329
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, (404) 486-4628; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RCTLOR, LLC (CIK 0001810975): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rollins Holding Company, Inc. (CIK 0001228949): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WNEG Investments, L.P. (CIK 0001820068): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RFT Investment Company, LLC (CIK 0001383397): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Gary W. Rollins Revocable Trust (CIK 0001820059): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pamela R. Rollins (CIK 0001632522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RFA Management Company, LLC (CIK 0001228256): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 Par Value
Name of issuer: Marine Products Corporation
Address of issuer's principal executive offices: 2801 Buford Highway NE, Suite 300, Atlanta, Georgia (GA), 30329
Comment: This Amendment No. 14 to Schedule 13D relates to the common stock, $0.10 par value per share (the "Common Stock"), of Marine Products Corporation, a Delaware corporation (the "Company"). The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 filed on May 1, 2003, Amendment No. 2 filed on January 31, 2013, Amendment No. 3 filed on August 17, 2016, Amendment No. 4 filed on November 15, 2016, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on July 2, 2020, Amendment No. 7 filed on August 21, 2020, Amendment No. 8 filed on December 9, 2020, Amendment No. 9 filed on June 8, 2021, Amendment No. 10 filed on December 5, 2022, Amendment No. 11 filed on March 3, 2025, Amendment No. 12 filed on February 6, 2026 and Amendment No. 13 filed on March 13, 2026 (collectively the "Schedule 13D, as amended"). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at 2801 Buford Highway NE, Suite 300, Atlanta, Georgia 30329.

## Item 2. Identity and Background
Name of person filing:
1. Gary W. Rollins is a reporting person filing this statement.
2. Amy R. Kreisler is a reporting person filing this statement.
3. Pamela R. Rollins is a reporting person filing this statement.
4. Timothy C. Rollins is a reporting person filing this statement.
5. RFA Management Company, LLC, is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.
6. The RRR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.
7. The GWR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.
8. LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
9. RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
10. Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
11. RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
12. The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.
13. WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.
14. WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.
15. Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.
16. Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.
17. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Pamela R. Rollins, Timothy C. Rollins and Amy R. Kreisler are trustees of the 1976 RRR Trusts and exercise de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.
18. Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.
Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:
1. His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.
2. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
3. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
4. His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
15. His address is 15 Ellensview Court, Richmond, VA 23226.
16. His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.
18. His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:
1. His principal occupation is Executive Chairman Emeritus of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.
2. Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
3. Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
4. His principal occupation is Vice President of Rollins Investment Company, LLC (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
15. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.
16. His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.
18. His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1, 2, 3, 4, 15, 16, and 18) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See the Schedule 13D, as amended, for historical information.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
On May 15, 2026, pursuant to the terms of the Merger Agreement, the Merger was consummated. Upon consummation of the Merger, each issued and outstanding share of Common Stock of the Company was converted into the right to receive 0.232 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of MasterCraft and $2.43 in cash, without interest. As a result, the Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on the date hereof, the reporting persons no longer beneficially own any shares of Company Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On May 1, 2026, one of the 1976 RRR Trusts distributed 637 shares to its beneficiary for no consideration.

Except as described above, described herein with respect to the consummation of the Merger and previously noted in the Schedule 13D, as amended, no transactions in Company Common Stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 15, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the close of business on the date hereof, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k) (incorporated by reference to Exhibit A to Amendment No. 11).
See the Schedule 13D, as amended, for historical information.

## Signatures
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (05/19/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/19/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/19/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/19/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/19/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/19/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/19/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/19/2026)
- LOR, Inc.: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc. (05/19/2026)
- RCTLOR, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC (05/19/2026)
- Rollins Holding Company, Inc.: /s/ Gary W. Rollins, Gary W. Rollins, as President of Rollins Holding Company, Inc. (05/19/2026)
- WNEG Investments, L.P.: /s/ Gary W. Rollins, Gary W. Rollins, as Sole Manager and Member of WNEG Management Company, LLC, in its Capacity as General Partner of WNEG Investments, L.P. (05/19/2026)
- RFT Investment Company, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RFT Investment Company, LLC (05/19/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (05/19/2026)
- The Gary W. Rollins Revocable Trust: /s/ Gary W. Rollins, Gary W. Rollins, as Trustee of The Gary W. Rollins Revocable Trust (05/19/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (05/19/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (05/19/2026)
- RFA Management Company, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RFA Management Company, LLC (05/19/2026)